UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/a

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DIAMEDICA THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2 Carlson Parkway, Suite 260 Minneapolis, Minnesota	55447
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Voting Common Shares, no par value per share (including the accompanying	The Nasdaq Stock Market LLC
Voting Common Share Purchase Rights)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box: ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box: ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box: ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: 333-228313

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A (this “Amendment No. 1”) is being filed in connection with the continuance of DiaMedica Therapeutics Inc. (“we,” “us” or the “Company”) from a corporation incorporated under the Canada Business Corporations Act (“CBCA”) into British Columbia under British Columbia’s Business Corporation Act (“BCBCA”) (the “Continuance”). The Continuance was accomplished upon our receipt of a Certificate of Continuation dated May 31, 2019 from the Registrar of Companies under the BCBCA, which is the effective date of the Continuance. As of the effective date of the Continuance, our then current constating documents, our Articles and By-laws under the CBCA, were replaced with a Notice of Articles and Articles under the BCBCA (collectively, the “Articles”).

We hereby amend the following items, exhibits or other portions of our registration statement on Form 8-A filed with the United States Securities and Exchange Commission (the “SEC”) on December 3, 2018 (the “Original Form 8-A”) regarding the description of our voting common shares, no par value, as set forth herein. The voting common shares continue to be listed on The Nasdaq Stock Market LLC under the symbol “DMAC.”

Item 1. Description of Registrant’s Securities to Be Registered.

We have an authorized share capital consisting of an unlimited number of voting common shares, no par value per share. As of May 31, 2019, there were 12,006,874 voting common shares issued and outstanding.

The following description summarizes the most important terms of our voting common shares. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the Articles and the applicable provisions of the BCBCA.

Certain Rights of the Voting Common Shares

Dividends

Holders of our voting common shares are entitled to share pro rata in such dividends as may be declared by our Board of Directors. Pursuant to the provisions of the BCBCA, we may not declare or pay a dividend if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes. We may pay a dividend by issuing fully paid shares, or in money or property.

Liquidation, Dissolution or Winding-Up

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, holders of voting common shares are entitled to share pro rata in our assets available for distribution after we pay our creditors.

Voting Rights and Shareholders’ Meetings

Holders of our voting common shares are entitled to receive notice of and to attend and vote at all meetings of our shareholders. Each holder of our voting common shares is entitled to one vote, either in person or by proxy, on all matters submitted to shareholders.

Our Board of Directors must call an annual general meeting of shareholders to be held at least once in each calendar year and not later than 15 months after the last preceding annual general meeting of shareholders and may, at any time, call a special meeting of shareholders. Under the Articles, a meeting of our shareholders may be held anywhere in or outside of British Columbia. For purposes of determining the shareholders who are entitled to receive notice of or to vote at a meeting of shareholders, the Board of Directors may, in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, fix in advance a date as the record date for that determination of shareholders, but that record date may not be more than 60 days or less than 30 days before the date on which the meeting is to be held.

The BCBCA provides that notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, each director and to our auditors, not more than two months, or in the case of a general meeting requisitioned by shareholders under the BCBCA, four months, and not less than 21 days prior to the meeting. Under the Articles, the presence at a shareholder meeting, in person or represented by proxy, of any number of shareholders who, in the aggregate, hold at least one third (33 1/3%) of the issued shares entitled to be voted at the meeting shall constitute a quorum for the purpose of transacting business at the shareholder meeting. A shareholder may participate in a meeting by means of telephone or other communication medium that permit all persons participating in the meeting to communicate adequately with each other during the meeting.

In the case of joint shareholders, one of the holders present at a meeting may, in the absence of the other holder(s) of the shares, vote the shares. If more than one of the joint shareholders is present at any meeting in person or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

No Preemption Rights; Limited Restrictions on Directors’ Authority to Issue Voting Common Shares

Existing holders of our voting common shares have no rights of preemption or first refusal under the Articles or the BCBCA with respect to future issuances of our voting common shares. The voting common shares do not have conversion rights, are not subject to redemption and do not have the benefit of any sinking fund provisions. Subject to the rules and policies of The Nasdaq Stock Market and applicable corporate and securities laws, our Board of Directors has the authority to issue additional voting common shares.

Amendments to Articles

The Articles and the BCBCA govern the rights of holders of our voting common shares.

Subject to the BCBCA, unless an alteration to the Company’s Notice of Articles would be required, our directors can authorize the alteration of our Articles to create additional classes or series of shares or, if none of the shares of a class or series are allotted or issued, eliminate that class or series of shares.

Subject to the BCBCA, our shareholders can authorize the alteration of our Articles and Notice of Articles to vary the rights or restrictions attached to any class of our shares by passing an ordinary resolution at a duly convened meeting of shareholders. An alteration to the Company’s Notice of Articles will not be effective until the notice of alteration is filed with the registrar pursuant to the BCBCA. An alteration to the Company’s Articles which is not an alteration to the Company’s Notice of Articles, will be effective on the date and time that the resolution is received for deposit at the Company’s records office.

Fundamental Changes

Pursuant to the BCBCA, we may not effect any of the following fundamental changes without the consent of the holders of at least two-thirds (2/3) of each class of our outstanding voting common shares represented in person or by proxy and voting separately as a class at a duly convened meeting of our shareholders:

●	any proposed amalgamation involving our company in respect of which the BCBCA requires that the approval of our shareholders be obtained;
●

any proposed plan of arrangement pursuant to the BCBCA involving our company in respect of which the BCBCA or any order issued by an applicable court requires that the approval of our shareholders be obtained;

●	any proposed sale, lease or exchange of all or substantially all our assets or property; and
●	any voluntary liquidation of our company.

Election and Removal of Directors

At each annual general meeting of shareholders, our shareholders are required to elect directors to hold office for a term expiring not later than the close of the next annual general meeting of shareholders. Our Board of Directors may fill vacancies among the Board. Our directors may also, between annual general meetings of our shareholders, appoint one or more additional directors to serve until the next annual general meeting of shareholders; provided, however, that the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last meeting of shareholders.

Since shareholders do not have cumulative voting rights, holders of more than 50% of our outstanding voting common shares can elect all of our directors if they choose to do so. In such event, holders of the remaining shares will be unable to elect any director.

Under the BCBCA, a public company must have a minimum of three directors, who are not required to be resident Canadians.

Under the BCBCA, a director may be removed by shareholders by special resolution unless the Articles provide for a lower approval level. The Articles allow shareholders to remove directors by a special resolution if approved by holders of at least two-thirds (2/3) of each class of our outstanding voting common shares represented in person or by proxy and voting separately as a class at a duly convened meeting of our shareholders.

Registration Rights

We have not granted any rights to have our voting common shares or other securities registered under the United States Securities Act of 1933, as amended.

 Listing; Exchange, Transfer Agent and Registrar

Our voting common shares trade in the United States on The Nasdaq Capital Market under the trading symbol “DMAC.”

The transfer agent and registrar for our voting common shares is Computershare Trust Company.

Anti-takeover Laws

In Canada, takeover bids are governed by provincial corporate and securities laws and the rules of applicable stock exchanges. The following description of the rules relating to acquisitions of securities and takeover bids to which Canadian corporate and securities laws apply does not purport to be complete and is subject, and qualified in its entirety by reference, to applicable corporate and securities laws, which may vary from province to province.

A party (the “acquiror”) who acquires beneficial ownership of, or control or direction over, more than 10% of the voting or equity securities of any class of a reporting issuer (or securities convertible into voting or equity securities of any class of a reporting issuer) will generally be required to file with applicable provincial regulatory authorities both a news release and a report containing the information prescribed by applicable securities laws. Subject to the below, the acquiror (including any party acting jointly or in concert with the acquiror) will be prohibited from purchasing any additional securities of the class of the target company previously acquired for a period commencing on the occurrence of an event triggering the aforementioned filing requirement and ending on the expiry of one business day following the filing of the report. This filing process and the associated restriction on further purchases also apply in respect of subsequent acquisitions of 2% or more of the securities of the same class (or securities convertible into voting or equity securities of any class of a reporting issuer). The restriction on further purchases does not apply to an acquiror that beneficially owns, or controls or directs, 20% or more of the outstanding securities of that class.

In addition to the foregoing, certain other Canadian legislation may limit a Canadian or non-Canadian entity’s ability to acquire control over or a significant interest in us, including the Competition Act (Canada) and the Investment Canada Act (Canada). Issuers may also approve and adopt shareholder rights plans or other defensive tactics designed to be triggered upon the commencement of an unsolicited bid and make the company a less desirable takeover target.

Shareholder Rights Plan

We adopted a shareholder rights plan agreement (the “Rights Plan”). The Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their voting common shares. The Rights Plan was renewed at the Company’s annual general meeting of shareholders in December 2017 and is set to expire at the close of the Company’s annual general meeting of shareholders in 2020.

The rights issued under the Rights Plan will initially attach to and trade with the voting common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding voting common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of our Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase voting common shares at a 50% discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the voting common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding voting common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the voting common shares but must extend the bid for a further 10 days to allow other shareholders to tender.

The issuance of our voting common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

Item 2. Exhibits.

The following exhibits to this Amendment No. 1 to Registration Statement are filed herewith.

Exhibit	Description
3.1

Notice of Articles of DiaMedica Therapeutics Inc. dated May 31, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 31, 2019 (File No. 001-36291))

3.2

Articles of DiaMedica Therapeutics Inc. dated May 31, 2019 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 31, 2019 (File No. 001-36291))

4.1

Shareholder Rights Plan Agreement dated December 21, 2017 by and between DiaMedica Therapeutics Inc. and Computershare Investor Services Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313))

4.2

Specimen Certificate representing Voting Common Shares of DiaMedica Therapeutics Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 31, 2019 (File No. 001-36291))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMEDICA THERAPEUTICS INC.

By:	/s/ Rick Pauls
Rick Pauls
President and Chief Executive Officer

Dated: June 4, 2019